Exhibit 20.2

Third Quarter 2003
Earnings Conference Call Script
October 21, 2003
10:00 am Central Standard Time

Patricia A. Bergeron
Vice President, Investor and Corporate Relations

Good morning and thank you for joining the Thomas & Betts Corporation’s Third Quarter 2003 conference call and web cast. My name is Tricia Bergeron.

Our comments today contain time-sensitive information that is accurate only as of today’s live broadcast, October 21, 2003 and may contain forward-looking statements as defined by federal securities law. These forward-looking statements are subject to certain risks and uncertainties that are detailed in our current, quarterly and annual filings with the Securities and Exchange Commission.

Kevin Dunnigan, Thomas & Betts chairman and chief executive officer, John Murphy, senior vice president and chief financial officer, and Dominic Pileggi, president and chief operating officer, are with me today and will all be available to take questions later in the call.

I will now turn the call over to Kevin Dunnigan to begin our prepared remarks.

T. Kevin Dunnigan
Chairman and Chief Executive Officer

Good morning and thank you for joining us.

My remarks today will review our segment results and operational highlights for the quarter just ended. John Murphy will then review the financials.

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Conference Call Script

Let me begin by saying that we are pleased with the continued progress we’ve made in improving our underlying performance. Our operations are solid, our relationships with our distributors are strong and we are committed to achieving further improvement until we reach the earnings goals we have set for ourselves.

It is not news that macro conditions in our core electrical markets are far from robust. Our 3.9 percent increase in third-quarter electrical sales was due almost entirely to favorable foreign currency.

We were, however, pleased to see a somewhat healthier level of demand by utilities in the third quarter compared to the first two quarters of the year. Although utility sales continue to lag last year’s levels, we are hopeful that the third-quarter improvement was driven by more than just seasonal factors such as the summer storms experienced in certain regions.

Unfortunately, the improvement in our utility markets has been largely offset by the continued weak conditions in industrial MRO and non-residential construction markets. The slight increase in industrial demand we saw in the second quarter has not yet materialized into a sustainable improvement in these important markets.

In late 2001, when we laid out the framework for restructuring our electrical manufacturing footprint, we assumed that our plants would be running at a much higher capacity level by this time. Instead, as the industrial recovery has been pushed out, they have been challenged to offset the negative impact of under-absorbed fixed costs. In addition, during the third quarter, we reduced inventory by $13 million, putting even more pressure on manufacturing volume and variances.

As we said in our release, we believe that this was the right decision for the long-term health of the company despite the short-term hit to our gross margin. It also demonstrates our commitment to improve even in areas where we have established a solid leadership position.

Lastly, let me comment on pricing in electrical markets. In short, it’s very challenging.

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Despite the continuous pressure we face from some of our peers, we remain focused on maintaining discipline in our pricing strategy. We believe that protecting our brands is the more rational and strategic approach to managing our portfolio for the future. To further that end, we continue to invest in, and take steps to improve, our new product development efforts. Looking forward in the electrical segment, we believe that there will be a slow and gradual improvement in our core markets. We will continue to aggressively pursue additional internal opportunities to improve our performance and expect to benefit from these efforts in subsequent quarters.

The well-publicized August power blackout in the Northeast created a sense of urgency about the need to fix our country’s transmission grid. This newfound urgency has already resulted in a more dynamic dialogue between regulators and industry leaders. It has also encouraged utilities to re-examine their maintenance and infrastructure plans and activity in the channel has picked up as a result.

In our steel structures segment, which sells transmission poles and towers, we’ve been brought back to the table to discuss projects that had been put on the back burner as the utilities sorted out their own internal issues. We’ve also seen a greater level of activity around possible new projects.

However, fixing the transmission grid will be a complex and long-term undertaking. So, while we are cautiously optimistic that we may show some improvement in fourth-quarter sales in this segment compared to the third quarter, we are not anticipating demand to pick up as dramatically as it dropped off when the downturn in these markets began a year ago. On a year-over-year basis, we expect fourth quarter Steel Structure sales to be lower.

We will continue to prudently manage this business to improve efficiencies and minimize costs while remaining flexible and able to respond as utility spending picks up.

In our other segments, Communications and HVAC, we reported mixed results. We’ve seen some signs of life in the end markets for our communications products – particularly for system maintenance — and this has helped further improve results in this segment. Our industrial heating segment felt the adverse impact of very weak U.S. demand, which was offset by sales gains in Europe resulting from a small acquisition that we completed in late 2002.

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At the corporate level, we closed a satellite distribution center serving West Coast customers during the third quarter. We did this decisively and with no disruption in service to these customers. In fact, our Byhalia, Mississippi central distribution center has surpassed goals set in planning this closure, in terms of both delivery times and first-fill rates on stock items.

In closing, we believe that we are taking the most appropriate steps to ensure the long-term vitality of Thomas & Betts and to effectively deal with the dynamic new reality in which we operate. Managing a top-to-bottom, inside-out turnaround like we’ve done at Thomas & Betts, in markets as tough and unforgiving as those we serve, has not been easy. We believe that all of our businesses have additional opportunities to refine and improve their performance and we intend to aggressively and expeditiously pursue these opportunities.

Looking forward, our directional guidance for the fourth quarter on a year-over-year basis is relatively flat sales but improved operating earnings as a percentage of sales, as we continue to realize the benefit of actions taken earlier in our turnaround. We also expect strong operating cash flow, which will enhance on our already very solid cash position.

Thank you very much for your continued interest in Thomas & Betts. I will now turn the call over to John Murphy.

John P. Murphy
Senior Vice President and Chief Financial Officer

Thank you, Kevin, and good morning.

Third quarter sales were up 3.4 percent compared to last year; however, the increase was due almost entirely to the favorable impact of foreign currency. The weaker U.S. dollar, particularly vis-à-vis the Canadian dollar and Euro, favorably impacted sales by approximately $10 million in the quarter and approximately $30 million for the nine-month period.

Net income was $11.8 million, or 20 cents per share, in the third quarter compared with a loss of $10.6 million, or 18 cents per share, a year ago.

The gross margin was 25.0 percent of sales, which was basically flat with last year. In addition to the less-than-robust economic conditions, several

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factors negatively affected our gross margin in the quarter including the negative impact of under-absorbed fixed costs resulting from the $13 million inventory reduction Kevin mentioned earlier; the $3.7 million charge associated with closing the West Coast satellite distribution center; and the approximately $2 million excess and obsolete inventory charge. We expect the closure of the distribution center to deliver annual savings of approximately $5 million.

We continue to focus on expense reduction and reported SG&A of $67 million, or 19.8 percent of sales, in the third quarter 2003. This compares to SG&A of $68.3 million, or 20.9 percent of sales, in the same period last year. We expect further progress in this area going forward.

Third quarter earnings from operations were $17.6 million, or 5.2 percent of sales. This compares with 4.1 percent a year ago and 4.6 percent in the second quarter 2003. We currently expect to show strong improvement in the fourth quarter compared to the third quarter as a result of underlying performance improvements and a seasonal up-tick in our HVAC business. On a year-over-year basis, fourth-quarter earnings from operations should show solid improvement as a result of underlying performance improvements.

Net interest expense for the quarter was $9.7 million versus $10.2 million last year. This year’s expense includes approximately $2 million of incremental net interest expense resulting from our public debt offering of $125 million last June. We intend to use the cash proceeds from this offering to repay a $125 million debenture due next January.

Thus, our underlying net interest expense is considerably lower than last year, largely as a result of retiring $110 million in debt that came due in late 2002 and early 2003.

Other income for the quarter was $7.8 million net, which included the receipt of $8.9 million from the favorable settlement of a commercial lawsuit. The prior-year comparison was a net expense of $19.5 million that included a charge of $19 million related to the settlement of a consolidated securities class action lawsuit.

The effective tax rate for the third quarter was 27 percent compared with 31 percent a year ago. At this point, we expect the effective tax rate for next year to be in 28 to 30 percent range.

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As we have told you on previous conference calls, seasonality factors and the timing of certain disbursements typically leads to a stronger cash performance in the second half of the year. We are very pleased that, in the third quarter, cash provided by operations was a strong $39 million, including the $8.9 million received from the lawsuit settlement. We currently expect cash flow from operations in the fourth quarter to be even stronger, driven by improved earnings and a normal seasonal reduction of our receivables.

Looking now at the balance sheet.

At the end of the third quarter, inventory was $191 million compared with $204 million at the end of the second quarter — a decrease of $13 million. When compared with the third quarter of last year, and adjusted for foreign currency and assets held for sale, we have reduced inventory by almost $30 million during the past year.

Obviously, these actions have negatively impacted our gross margin performance in the short term, especially given the current under-utilization of our production capacity. However, we believe it’s the right course of action and is part of our on-going drive to maximize working capital. It is also a natural, and expected, result of our 2002 manufacturing rationalization program.

Our performance in managing accounts receivables continues to meet the high standards we have set for ourselves. At the end of the third quarter, Days Sales Outstanding were 47 days compared with 48 days a year ago. We expect our DSO to come down even more in the fourth quarter as a result of seasonality factors in certain businesses.

Cash, cash equivalents and marketable securities were $328 million at the end of the third quarter, up $30 million in the quarter. We expect our year-end cash position to strengthen even further, driven by strong operating cash flow in the fourth quarter. As we’ve said, $125 million of the cash total is earmarked to repay 8.25 percent debentures that mature in January 2004.

Capital spending was $5.1 million and depreciation and amortization was $14 million in the third quarter. For the full year, we expect capital expenditures to approach $30 million and depreciation and amortization to be approximately $54 million.

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During the third quarter, we closed a new, three-year, secured $45 million Canadian dollar revolving credit facility. This replaced a $30 million Canadian dollar facility that was due to expire. Taken together with the three-year $175 million U.S. facility we closed in June, we have more than doubled our net availability compared to the end of 2002.

As we have repeatedly stressed when discussing our credit arrangements, these are back-up facilities only. We have not utilized — and do not expect to utilize — them in the foreseeable future.

In conclusion, although disappointed with the continued weakness in our markets, we are, nonetheless, pleased with our progress in the third quarter and currently expect that our fourth quarter earnings from operations and cash flow performance will be even stronger.

Thank you. And I will now turn the call back to Tricia.

Patricia A. Bergeron
Vice President, Investor and Corporate Relations

This call is the property of Thomas & Betts Corporation. Any redistribution, retransmission, or rebroadcast of this call in any form without the express written consent of Thomas & Betts Corporation is strictly prohibited.

Today’s call is being web cast and recorded. The telephone replay will be available through 12:00 midnight on Friday, October 24, 2003. The number to access the replay is (402) 998-0723. The conference call replay is open to all listeners and requires no registration or password. The recorded webcast will also be archived on our website.

Thank you. We’ll now open the call up for questions.

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